UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.   )*
Virtusa Corporation
(Name of Issuer)
Common Stock, par value US$0.01 per share
(Title of Class of Securities)
92827P102
(CUSIP Number)
Kirti Hariharan
Baring Private Equity Asia Pte. Limited
50 Collyer Quay
#11-03/04 OUE Bayfront
Singapore 049321
+65 6232 6330
with copies to:

Neill P. Jakobe, Esq.
Paul S. Scrivano, Esq.
Eric L. Issadore, Esq.
Ropes & Gray LLP
191 North Wacker Drive, 32nd Floor
Chicago, IL 60606
(312) 845-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 9, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ◻

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP Number:  92827P102

1.	Names of Reporting Persons. Austin HoldCo Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ◻ (b) ◻
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ◻
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,754,629 (1) (see Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,754,629 (1) (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ◻
13.	Percent of Class Represented by Amount in Row (11) 14.3% (2)
14.	Type of Reporting Person (See Instructions) CO

(1) Beneficial ownership of 4,754,629 shares of Issuer’s Common Stock (as defined below) (inclusive of 3,008,650 shares of Issuer’s Common Stock issuable upon conversion of 108,000 shares of preferred stock, par value $0.01 per share, of Issuer (“Preferred Stock”) (as represented by the holder of such Preferred Stock in the Voting Agreement (as defined below)) is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described in Item 4 hereof. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of Common Stock and Preferred Stock subject to the Voting Agreement for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.

(2) Based on (i) the number of shares of Common Stock outstanding as of the close of business on September 8, 2020 as represented by Issuer in the Merger Agreement described in Item 4 hereof and (ii) 3,008,650 shares of Issuer’s Common Stock issuable upon conversion of 108,000 shares of Preferred Stock, as represented by the holder of such Preferred Stock in the Voting Agreement.

CUSIP Number:  92827P102

1.	Names of Reporting Persons. Austin Topco, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ◻ (b) ◻
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ◻
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,754,629 (1) (see Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,754,629 (1) (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ◻
13.	Percent of Class Represented by Amount in Row (11) 14.3% (2)
14.	Type of Reporting Person (See Instructions) CO

(1) Beneficial ownership of 4,754,629 shares of Issuer’s Common Stock (inclusive of 3,008,650 shares of Issuer’s Common Stock issuable upon conversion of 108,000 shares of Preferred Stock (as represented by the holder of such Preferred Stock in the Voting Agreement) is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described in Item 4 hereof. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of Common Stock and Preferred Stock subject to the Voting Agreement for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.

 (2) Based on (i) the number of shares of Common Stock outstanding as of the close of business on September 8, 2020 as represented by Issuer in the Merger Agreement described in Item 4 hereof and (ii) 3,008,650 shares of Issuer’s Common Stock issuable upon conversion of 108,000 shares of Preferred Stock, as represented by the holder of such Preferred Stock in the Voting Agreement.

CUSIP Number:  92827P102

1.	Names of Reporting Persons. Austin SuperHoldCo, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ◻ (b) ◻
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐◻
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,754,629 (1) (see Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,754,629 (1) (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ◻
13.	Percent of Class Represented by Amount in Row (11) 14.3% (2)
14.	Type of Reporting Person (See Instructions) CO

(1) Beneficial ownership of 4,754,629 shares of Issuer’s Common Stock (inclusive of 3,008,650 shares of Issuer’s Common Stock issuable upon conversion of 108,000 shares of Preferred Stock (as represented by the holder of such Preferred Stock in the Voting Agreement) is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described in Item 4 hereof. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of Common Stock and Preferred Stock subject to the Voting Agreement for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.

(2) Based on (i) the number of shares of Common Stock outstanding as of the close of business on September 8, 2020 as represented by Issuer in the Merger Agreement described in Item 4 hereof and (ii) 3,008,650 shares of Issuer’s Common Stock issuable upon conversion of 108,000 shares of Preferred Stock, as represented by the holder of such Preferred Stock in the Voting Agreement.

CUSIP Number:  92827P102

1.	Names of Reporting Persons. Austin Aggregator, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ◻ (b) ◻
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ◻
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,754,629 (1) (see Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,754,629 (1) (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ◻
13.	Percent of Class Represented by Amount in Row (11) 14.3% (2)
14.	Type of Reporting Person (See Instructions) PN

(1) Beneficial ownership of 4,754,629 shares of Issuer’s Common Stock (inclusive of 3,008,650 shares of Issuer’s Common Stock issuable upon conversion of 108,000 shares of Preferred Stock (as represented by the holder of such Preferred Stock in the Voting Agreement) is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described in Item 4 hereof. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of Common Stock and Preferred Stock subject to the Voting Agreement for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.

(2) Based on (i) the number of shares of Common Stock outstanding as of the close of business on September 8, 2020 as represented by Issuer in the Merger Agreement described in Item 4 hereof and (ii) 3,008,650 shares of Issuer’s Common Stock issuable upon conversion of 108,000 shares of Preferred Stock, as represented by the holder of such Preferred Stock in the Voting Agreement.

CUSIP Number:  92827P102

1.	Names of Reporting Persons. Namu Holdings Pte. Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ◻ (b) ◻
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ◻
6.	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 153,296 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 153,296 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 153,296 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ◻
13.	Percent of Class Represented by Amount in Row (11) 0.5% (1)
14.	Type of Reporting Person (See Instructions) CO
(1) Based on the number of shares of Common Stock outstanding as of the close of business on September 8, 2020 as represented by Issuer in the Merger Agreement described in Item 4 hereof.

CUSIP Number:  92827P102

1.	Names of Reporting Persons. Namu Holdings Parent Pte. Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ◻ (b) ◻
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ◻
6.	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 153,296 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 153,296 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 153,296 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ◻
13.	Percent of Class Represented by Amount in Row (11) 0.5% (1)
14.	Type of Reporting Person (See Instructions) CO
(1) Based on the number of shares of Common Stock outstanding as of the close of business on September 8, 2020 as represented by Issuer in the Merger Agreement described in Item 4 hereof.

CUSIP Number:  92827P102

1.	Names of Reporting Persons. Baring Private Equity Asia VII Pte. Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ◻ (b) ◻
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ◻
6.	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 153,296 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 153,296 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 153,296 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ◻
13.	Percent of Class Represented by Amount in Row (11) 0.5% (1)
14.	Type of Reporting Person (See Instructions) CO
(1) Based on the number of shares of Common Stock outstanding as of the close of business on September 8, 2020 as represented by Issuer in the Merger Agreement described in Item 4 hereof.

CUSIP Number:  92827P102

1.	Names of Reporting Persons. Baring Private Equity Asia Fund VII Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ◻ (b) ◻
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ◻
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 153,296 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 153,296 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 153,296 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ◻
13.	Percent of Class Represented by Amount in Row (11) 0.5% (1)
14.	Type of Reporting Person (See Instructions) CO
(1) Based on the number of shares of Common Stock outstanding as of the close of business on September 8, 2020 as represented by Issuer in the Merger Agreement described in Item 4 hereof.

CUSIP Number:  92827P102

1.	Names of Reporting Persons. The Baring Asia Private Equity Fund VII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ◻ (b) ◻
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ◻
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,907,925 (1) (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 153,296 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,907,925 (1) (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ◻
13.	Percent of Class Represented by Amount in Row (11) 14.7% (2)
14.	Type of Reporting Person (See Instructions) PN

(1) Beneficial ownership of 4,754,629 shares of Issuer’s Common Stock (inclusive of 3,008,650 shares of Issuer’s Common Stock issuable upon conversion of 108,000 shares of Preferred Stock (as represented by the holder of such Preferred Stock in the Voting Agreement) is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described in Item 4 hereof. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of Common Stock and Preferred Stock subject to the Voting Agreement for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.

(2) Based on (i) the number of shares of Common Stock outstanding as of the close of business on September 8, 2020 as represented by Issuer in the Merger Agreement described in Item 4 hereof and (ii) 3,008,650 shares of Issuer’s Common Stock issuable upon conversion of 108,000 shares of Preferred Stock, as represented by the holder of such Preferred Stock in the Voting Agreement.

CUSIP Number:  92827P102

1.	Names of Reporting Persons. Baring Private Equity Asia GP VII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ◻ (b) ◻
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ◻
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,907,925 (1) (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 153,296 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,907,925 (1) (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ◻
13.	Percent of Class Represented by Amount in Row (11) 14.7% (2)
14.	Type of Reporting Person (See Instructions) PN

(1) Beneficial ownership of 4,754,629 shares of Issuer’s Common Stock (inclusive of 3,008,650 shares of Issuer’s Common Stock issuable upon conversion of 108,000 shares of Preferred Stock (as represented by the holder of such Preferred Stock in the Voting Agreement) is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described in Item 4 hereof. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of Common Stock and Preferred Stock subject to the Voting Agreement for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.

(2) Based on (i) the number of shares of Common Stock outstanding as of the close of business on September 8, 2020 as represented by Issuer in the Merger Agreement described in Item 4 hereof and (ii) 3,008,650 shares of Issuer’s Common Stock issuable upon conversion of 108,000 shares of Preferred Stock, as represented by the holder of such Preferred Stock in the Voting Agreement.

CUSIP Number:  92827P102

1.	Names of Reporting Persons. Baring Private Equity Asia GP VII Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ◻ (b) ◻
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ◻
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,907,925 (1) (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 153,296 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,907,925 (1) (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ◻
13.	Percent of Class Represented by Amount in Row (11) 14.7% (2)
14.	Type of Reporting Person (See Instructions) CO

(1) Beneficial ownership of 4,754,629 shares of Issuer’s Common Stock (inclusive of 3,008,650 shares of Issuer’s Common Stock issuable upon conversion of 108,000 shares of Preferred Stock (as represented by the holder of such Preferred Stock in the Voting Agreement is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described in Item 4 hereof. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of Common Stock and Preferred Stock subject to the Voting Agreement for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.

(2) Based on (i) the number of shares of Common Stock outstanding as of the close of business on September 8, 2020 as represented by Issuer in the Merger Agreement described in Item 4 hereof and (ii) 3,008,650 shares of Issuer’s Common Stock issuable upon conversion of 108,000 shares of Preferred Stock, as represented by the holder of such Preferred Stock in the Voting Agreement.

CUSIP Number:  92827P102

1.	Names of Reporting Persons. Jean Eric Salata
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ◻ (b) ◻
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ◻
6.	Citizenship or Place of Organization Chile
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,907,925 (1) (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 153,296 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,907,925 (1) (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ◻
13.	Percent of Class Represented by Amount in Row (11) 14.7% (2)
14.	Type of Reporting Person (See Instructions) IN

(1) Beneficial ownership of 4,754,629 shares of Issuer’s Common Stock (inclusive of 3,008,650 shares of Issuer’s Common Stock issuable upon conversion of 108,000 shares of Preferred Stock (as represented by the holder of such Preferred Stock in the Voting Agreement) is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described in Item 4 hereof. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of Common Stock and Preferred Stock subject to the Voting Agreement for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.

(2) Based on (i) the number of shares of Common Stock outstanding as of the close of business on September 8, 2020 as represented by Issuer in the Merger Agreement described in Item 4 hereof and (ii) 3,008,650 shares of Issuer’s Common Stock issuable upon conversion of 108,000 shares of Preferred Stock, as represented by the holder of such Preferred Stock in the Voting Agreement.

CUSIP Number:  92827P102

ITEM 1. SECURITY AND ISSUER.

This class of equity securities to which this Statement on Schedule 13D (this “Schedule 13D”) relates is the common stock, par value $0.01 per share (the “Common Stock”), of Virtusa Corporation (“Issuer”). The address of the principal executive offices of Issuer is 132 Turnpike Road, Southborough, MA 01772.

ITEM 2.	IDENTITY AND BACKGROUND.

This Statement on Schedule 13D is being jointly filed by the following persons (each a “Reporting Person,” and collectively, the “Reporting Persons”):

(i)	Austin HoldCo Inc., a Delaware corporation (“Parent”);
(ii)	Austin Topco, Inc., a Delaware corporation (“Austin Topco”), as controlling shareholder of Parent;
(iii)	Austin SuperHoldCo, Inc., a Delaware corporation (“Austin Holdco”), as controlling shareholder of Austin Topco;
(iv)	Austin Aggregator, L.P., a Cayman Islands limited partnership (“Austin Aggregator”), as controlling shareholder of Austin Holdco;
(v)	Namu Holdings Pte. Limited, a Singapore private limited company (“Namu”);
(vi)	Namu Holdings Parent Pte. Limited, a Singapore private limited company (“Namu Parent”), as controlling shareholder of Namu;
(vii)	Baring Private Equity Asia VII Pte. Limited, a Singapore private limited company (“Baring Pte”), as controlling shareholder of Namu Parent;
(viii)	Baring Private Equity Asia Fund VII Limited, a Cayman Islands limited company (“Baring Limited”), as controlling shareholder of Baring Pte;
(ix)	The Baring Asia Private Equity Fund VII, L.P., a Cayman Islands limited partnership (“Baring LP”), as controlling shareholder of Baring Limited;
(x)	Baring Private Equity Asia GP VII, L.P., a Cayman Islands limited partnership (“Baring GP LP”), as the general partner of Austin Aggregator and Baring LP;
(xi)	Baring Private Equity Asia GP VII Limited, a Cayman Islands limited company (“Baring GP Limited”), as the general partner of Baring GP LP; and
(xii)	Jean Eric Salata, as the sole shareholder of Baring GP Ltd.

Parent, Austin Topco, Austin Holdco, Austin Aggregator, Namu, Namu Parent and Baring Pte have a principal office at 50 Collyer Quay, #11-03/04 OUE Bayfront, Singapore 049321. Baring Limited has its principal office at Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205 Cayman Islands.   Baring LP, Baring GP LP and Baring GP Limited have their principal office at Ugland House Grand Cayman, KY1-1104, Cayman Islands. Mr. Salata’s principal office is at 3801 Two International Finance Centre, 8 Finance Street, Central, Hong Kong.

The principal business of each of Parent, Austin Topco, Austin Holdco and Austin Aggregator is the transactions contemplated by that certain Agreement and Plan of Merger, dated as of September 9, 2020, among Parent, Austin BidCo Inc., a wholly owned subsidiary of Parent (“Sub”) and Issuer (the “Merger Agreement”).  The principal business of Namu, Namu Parent, Baring Pte, Baring Limited and Baring LP is investment activities. Austin Aggregator and Baring LP act through their general partner Baring GP LP, which in turn acts through its general partner, Baring GP Limited. Mr. Salata is the sole shareholder of Baring GP Limited and disclaims beneficial ownership of the investment by the Reporting Persons except to the extent of his economic interest.  Mr. Salata’s current principal occupation is acting as an investment advisor.

The directors and executive officers of Parent, Austin Topco, Austin Holdco, Namu, Namu Parent, Baring Pte, Baring Limited and Baring GP Limited are set forth on Schedule I attached hereto. Schedule I sets forth the following information with respect to each such person:

(i)	name;
(ii)	business address;
(iii)	present principal occupation or employment or principal business; and
(iv)	citizenship.

During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any person named in Schedule I, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons are filing this Statement on Schedule 13D because they have entered into certain understandings, as further described herein, with each of Izhar Armony, Kris Canekeratne, Tushara Canekeratne, Kris Canekeratne Irrevocable Trust, Tushara Canekeratne Irrevocable Trust, Kavan A. Canekeratne IDI Trust, Shane A. Canekeratne IDI Trust, Samir Dhir, Joseph G. Doody, Thomas R. Holler, Deborah C. Hopkins, Ranjan Kalia, Anuranjan K. Kalia Trust, Keith Modder, Rowland T. Moriarty, Rubex LLC, Movex LLC, Moriarty Family Charitable Foundation, Charles Moriarty Trust, Sundar Narayanan, Barry R. Nearhos, Abidali Neemuchwala, William K. O’Brien, Vikram S. Pandit, Orogen Viper LLC and Al-Noor Ramji (collectively, the “Supporting Stockholders”) in connection with the transactions contemplated by the Merger Agreement, as more fully described in Item 4 hereof. The Supporting Stockholders are the record and/or beneficial owners of the Supporting Shares (as defined below) reported herein.

CUSIP Number:  92827P102

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Supporting Shares

The information set forth or incorporated in Item 4 is incorporated by reference in its entirety into this Item 3.

As more fully described in Item 4 hereof, the Supporting Stockholders, who are the record and/or beneficial owners of 1,745,979 shares of Common Stock and 108,000 shares of preferred stock, par value $0.01 per share, of Issuer (“Preferred Stock”) (the shares of Common Stock and Preferred Stock beneficially owned by the Supporting Stockholders, collectively, the “Supporting Shares”), have entered into the Voting Agreement (as defined in Item 4) with Parent. As a result of the Voting Agreement, the Reporting Persons may be deemed to have beneficial ownership of the 1,745,979 shares of Common Stock and 108,000 shares of Preferred Stock beneficially owned by the Supporting Stockholders, however such beneficial ownership is expressly disclaimed by each Reporting Person. The Reporting Persons did not pay any consideration to the Supporting Stockholders in respect of the Voting Agreement.

The Supporting Stockholders entered into the Voting Agreement to induce Parent to enter into the Merger Agreement, as more fully described in Item 4 hereof.

Namu Shares
Namu purchased 153,296 shares of Common Stock (such shares, collectively, the “Namu Shares”) reported herein for an aggregate purchase price of $4,968,933.85 (excluding broker fees and commissions). The source of funds for such purchases was funds available for investment.

ITEM 4.	PURPOSE OF TRANSACTION

Merger Agreement

On September 9, 2020, Issuer entered into the Merger Agreement with Parent and Sub. The Merger Agreement provides, among other things and subject to the terms and conditions set forth therein, that Sub will be merged with and into Issuer (the “Merger”), with Issuer continuing as the surviving corporation and as a wholly owned subsidiary of Parent. The Merger Agreement provides that Parent will acquire all of the Common Stock issued and outstanding immediately prior to the effective time of the Merger, other than shares of Common Stock owned by Issuer, Parent or Sub and Common Stock owned by stockholders of Issuer who are entitled to demand and properly demand statutory appraisal of such shares pursuant to Section 262 of the General Corporation Law of the State of Delaware, at a price of $51.35 per share of Common Stock in cash (the “Merger Consideration”). The consummation of the transactions contemplated by the Merger Agreement is subject to certain customary closing conditions including, among others, (i) the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Common Stock and the Preferred Stock (voting on an as converted basis, voting together as a single class) entitled to vote thereon at an Issuer stockholders’ meeting duly called and held for such purpose, (ii) the expiration or earlier termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and other similar laws in other jurisdictions, (iii) approval from the Committee on Foreign Investment in the United States (CFIUS), (iv) the conversion of all issued and outstanding Preferred Stock into shares of Common Stock, (v) receipt of certain consents and approvals and the expiration or earlier termination of related statutory waiting or review periods and (vi) the absence of an Issuer material adverse effect.

The Merger Agreement contains representations and warranties customary for transactions of this type. Issuer has agreed to various customary covenants and agreements, including, among others, (i) to conduct its and its subsidiaries’ businesses in the usual, regular and ordinary course in substantially the same manner as previously conducted during the period between the execution of the Merger Agreement and the effective time of the Merger and not to engage in certain kinds of actions or transactions during this period without Parent’s prior consent; (ii) to forego paying any dividend or other distribution in respect of the Common Stock during the period between the execution of the Merger Agreement and the effective time of the Merger; and (iii) to call a special meeting of Issuer’s stockholders to adopt the Merger Agreement and obtain the requisite approval of Issuer’s stockholders.

The Merger Agreement provides that, upon termination of the Merger Agreement under specified circumstances, Issuer will be required to pay Parent a termination fee of $54,330,000.  The Merger Agreement provides that, upon termination of the Merger Agreement under specified circumstances, Parent will be required to pay Issuer a termination fee of $108,660,000.

Presently it is anticipated that the financing for the transactions contemplated by the Merger Agreement will consist of (i) equity financing to be contributed to Parent by Baring LP, The Baring Asia Private Equity Fund VII, L.P.1, and The Baring Asia Private Equity Fund VII, SCSp, and (ii) debt financing arranged by Parent.   In addition, Parent may seek and subsequently obtain additional equity financing from certain potential unaffiliated co-investors who may receive non-controlling interests in one or more of the Reporting Persons or their affiliates.

Voting Agreement

On September 9, 2020, the Supporting Stockholders and Parent entered a Voting Agreement (the “Voting Agreement”). The Voting Agreement contemplates, among other things, that the Supporting Stockholders will vote or cause to be voted the shares of Common Stock and Preferred Stock (on an as-converted basis) beneficially owned by such Supporting Stockholder (i) in favor of the adoption of the Merger Agreement and (ii) against any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Issuer, any alternative acquisition proposal or any election of directors of Issuer (other than the election of directors proposed by Issuer as part of “management’s slate” in Issuer’s own proxy statement) or any other matters proposed by a third party in a proxy solicitation, or any amendment to Issuer’s organizational documents or other proposal or transaction involving Issuer or any of its subsidiaries, which amendment or other proposal or transaction would be reasonably likely to in any manner impede, interfere with, delay or attempt to discourage, frustrate the purpose of, result in a breach by Issuer of, prevent or nullify any provision of the Merger Agreement or any other Transaction Agreement (as defined in the Merger Agreement), the Merger, or any other Transactions (as defined in the Merger Agreement) or change in any manner the voting rights of any class of capital stock of Issuer. In addition, under the terms of the Voting Agreement, each of the Supporting Stockholders irrevocably granted to Parent and any individual designated in writing by Parent, a proxy to attend any meeting of Issuer’s stockholders on behalf of such Supporting Stockholder with respect to the matters set forth above and to vote the Common Stock and Preferred Stock, as applicable, over which such Supporting Stockholder has voting power in a manner consistent with the Voting Agreement in connection with any such meeting.

CUSIP Number:  92827P102

Each Supporting Stockholder also agreed, under the Voting Agreement, not to (i) sell, transfer, tender, grant, pledge, assign or otherwise dispose of (including by gift, tender or exchange offer, merger or operation of law), encumber, hedge or utilize a derivative to transfer the economic interest in (collectively, “Transfer”), or enter into any contract, option or other arrangement (including any profit sharing arrangement) with respect to the Transfer of, any shares of Common Stock or Preferred Stock beneficially owned by such Supporting Stockholder to any person other than pursuant to the Merger, (ii) grant any proxies (other than as set forth in the Voting Agreement) or enter into any voting arrangement, whether by proxy, voting agreement, voting trust or otherwise (including pursuant to any loan of any shares of Common Stock or Preferred Stock beneficially owned by such Supporting Stockholder), or enter into any other agreement, with respect to any such shares of Common Stock or Preferred Stock, (iii) take any action that would make any representation or warranty of such Supporting Stockholder in the Voting Agreement untrue or incorrect or have the effect of preventing or disabling such Supporting Stockholder from performing its obligations under the Voting Agreement, or (iv) commit or agree to take any of the foregoing actions or take any other action or enter into any contract that would reasonably be expected to make any of the representations or warranties contained in the Voting Agreement untrue or incorrect or would have the effect of preventing or delaying such Supporting Stockholder from performing any of its obligations under the Voting Agreement, in each case, except as otherwise provided in the Voting Agreement.  The Supporting Stockholders also agreed to waive their appraisal rights in connection with the Merger and not to, and to cause their representatives not to, directly or indirectly, solicit, initiate or encourage the submission of any alternative acquisition proposals, or take any other action to facilitate any inquiries or the making of any proposals that constitute, or may reasonably be expected to lead to, any alternative acquisition proposals, enter into any acquisition agreement with respect to any alternative acquisition proposals or enter into, participate in or continue any discussions with respect to, or otherwise cooperate in any way with or facilitate or enable any alternative acquisition proposal.

The Supporting Stockholder that beneficially owns shares of Preferred Stock also agreed, under the Voting Agreement, to submit all of its shares of Preferred Stock for conversion into shares of Common Stock in accordance with Section 6 of the Certificate of Powers, Designations, Preferences and Rights of the Series A Preferred Stock of Issuer, with such conversion to become effective immediately prior to the effective time of the Merger.

The Voting Agreement will terminate upon the earlier of the consummation of the Merger, the termination of the Merger Agreement in accordance with its terms or the mutual written consent of the parties.   A Supporting Stockholder may terminate the Voting Agreement upon the entry by Issuer without the prior written consent of the Supporting Stockholder into any amendment, waiver or modification of the Merger Agreement that results in (i) a change in the form of consideration to be paid thereunder or (ii) a decrease in the Merger Consideration.

The foregoing summary and information disclosed in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the Voting Agreement and the Merger Agreement, copies of which are attached as an exhibit to Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 11, 2020 and each of which is incorporated by reference in its entirety into this Item 4.

The Reporting Persons review on a continuing basis the transactions contemplated by the Merger Agreement and Voting Agreement. Based on such review, the Reporting Persons may exercise their rights under those agreements and/or the other agreements described in Item 6 of this Statement on Schedule 13D, including to terminate, amend or modify any of the transactions contemplated thereby, and/or may acquire, or cause to be acquired, beneficial interests in securities of Issuer at any time, or formulate other purposes, plans or proposals regarding Issuer or any of its securities, to the extent deemed advisable in light of the investment policies of the Reporting Persons, Issuer’s business, financial condition and operating results, general market and industry conditions or other factors. Other than as described in this Item 4, and except as otherwise disclosed herein or in agreements described in this Statement on Schedule 13D, the Reporting Persons have no present plans or proposals that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of the instructions to Item 4 of this Statement on Schedule 13D. However, as part of the ongoing evaluation of the transactions contemplated by the Merger Agreement and Voting Agreement, the Reporting Persons may at any time review or reconsider their respective positions with respect to Issuer and formulate plans or proposals with respect to any of such matters and, from time to time, may hold discussions with or make formal proposals to management or Issuer’s board of directors, other stockholders of Issuer or other third parties regarding such matters. There can be no assurance that the possible courses of action expressed in this Item 4 will be consummated by the Reporting Persons.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The information contained in rows 7, 8, 9, 10, 11, 12 and 13 on each of the cover pages of this Statement on Schedule 13D and the footnotes thereto, and the information set forth or incorporated in Items 2, 3 and 4 is incorporated by reference in its entirety into this Item 5.

(a) and (b):

Namu Shares

Immediately prior to the execution of the Voting Agreement, Namu directly owned 153,296 shares of Common Stock, or approximately 0.5% of the total number of shares of Common Stock outstanding.

Namu Parent is the controlling equityholder of Namu and may be deemed to share voting and dispositive power with respect to the 153,296 shares of Common Stock, or approximately 0.5% of the total number of shares of Common Stock outstanding, held by Namu by virtue of its ability to collectively direct the decisions of Namu.

Baring Pte is the controlling equityholder of Namu Parent and may be deemed to share voting and dispositive power with respect to the 153,296 shares of Common Stock, or approximately 0.5% of the total number of shares of Common Stock outstanding, held by Namu by virtue of its ability to collectively direct the decisions of Namu Parent.

Baring Limited is the controlling equityholder of Baring Pte and may be deemed to share voting and dispositive power with respect to the 153,296 shares of Common Stock, or approximately 0.5% of the total number of shares of Common Stock outstanding, held by Namu by virtue of its ability to collectively direct the decisions of Baring Pte.

Baring LP is the controlling equityholder of Baring Limited and may be deemed to share voting and dispositive power with respect to the 153,296 shares of Common Stock, or approximately 0.5% of the total number of shares of Common Stock outstanding, held by Namu by virtue of its ability to collectively direct the decisions of Baring Limited.

CUSIP Number:  92827P102

Baring GP LP, as the general partner of Baring LP, has the ability to direct the investment decisions of Baring LP, including the power to direct the decisions of Baring LP, regarding the vote or disposition of 153,296 shares of Common Stock, or approximately 0.5% of the total number of shares of Common Stock outstanding, directly held by Namu by virtue of its ability to direct the investment decisions of Baring LP; therefore, Baring GP LP may be deemed to share voting and dispositive power with respect to the shares of Common Stock held by Namu.

Baring GP Limited, as the general partner of Baring GP LP, has the ability to direct the investment decisions of Baring GP LP regarding the vote or disposition of 153,296 shares of Common Stock, or approximately 0.5% of the total number of shares of Common Stock outstanding, directly held by Namu by virtue of its ability to direct the investment decisions of Baring GP LP; therefore, Baring GP Limited may be deemed to share voting and dispositive power with respect to the shares of Common Stock held by Namu.

Mr. Salata, in his capacity as the sole shareholder, has the power to direct the decisions of Baring GP Limited regarding the vote or disposition of securities directly held by Namu by virtue of his ability to direct the investment decisions of Baring GP Limited; therefore, Mr. Salata may be deemed to share voting and dispositive power with respect to the 153,296 shares of Common Stock, or approximately 0.5% of the total number of shares of Common Stock outstanding, directly held by Namu, and disclaims beneficial ownership of the investment by the Reporting Persons except to the extent of his economic interest.

Supporting Shares

As a result of the transactions described in Item 4, as of the date of this Schedule 13D, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each Reporting Person may be deemed to have shared voting power with respect to (and therefore beneficially own) 4,754,629 shares of Common Stock, representing approximately 14.3% of the outstanding shares of Common Stock (based on the sum of (x) 30,295,865 shares of Common Stock outstanding, which is the number of shares of Common Stock represented by Issuer within the Merger Agreement to be outstanding as of the close of business on September 8, 2020 and (y) 3,008,650 shares of Issuer’s Common Stock, which represents the number of shares of Common Stock issuable upon conversion of 108,000 shares of Preferred Stock, as represented by the holder of such Preferred Stock in the Voting Agreement).  Accordingly, the percentage of the outstanding shares of Common Stock that may be deemed to be beneficially owned by each of Parent, Austin Topco, Austin Holdco, Austin Aggregator, Baring LP, Baring GP LP, Baring GP Limited and Mr. Salata as a result of the Voting Agreement is approximately 14.3%.

Except as set forth above, no Reporting Person beneficially owns any shares of Common Stock.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person other than in the case of Namu, the Namu Shares. All Supporting Shares are reported to the knowledge of the Reporting Persons based on the representations of Issuer and the Supporting Stockholders.  Each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this Statement is filed constitute a “group” for the purposes of Sections 13(d) of the Exchange Act and the rules thereunder. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) of the Exchange Act.

Except as otherwise indicated, the percentages in this Item 5 are calculated based on 30,295,865 total shares of Common Stock issued and outstanding as of September 8, 2020 (which is the number of shares of Common Stock represented by Issuer within the Merger Agreement to be outstanding as of the close of business on September 8, 2020).

(c)  Information concerning transactions effected by the Reporting Person(s) during the past sixty days is set forth in Schedule B hereto and is incorporated herein by reference. All of the transactions listed hereto were effected in the open market through various brokerage entities and in the normal course of business.

(d) To the knowledge of the Reporting Persons, no person, other than the Supporting Stockholders and their controlling persons has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Schedule 13D.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Items 4 and 5 above is incorporated by reference in its entirety into this Item 6.

Equity Commitment Letter and Limited Guarantee

On September 9, 2020, each of Baring LP, The Baring Asia Private Equity Fund VII, L.P.1, and The Baring Asia Private Equity Fund VII, SCSp, entered into an equity commitment letter with Parent in connection with the transactions contemplated by the Merger Agreement (collectively, the “Baring Equity Commitment Letters”). Under the Baring Equity Commitment Letters, Baring LP, The Baring Asia Private Equity Fund VII, L.P.1, and The Baring Asia Private Equity Fund VII, SCSp, agreed, among other things, to contribute to Parent, subject to certain conditions, up to an aggregate of $1,394,000,000.00 in cash in exchange for a portion of the equity of Parent.

On September 9, 2020, each of The Baring Asia Private Equity Fund VII, L.P., The Baring Asia Private Equity Fund VII, L.P.1, and The Baring Asia Private Equity Fund VII, SCSp provided Issuer with a limited guarantee in favor of Issuer, which guarantees the payment of certain monetary obligations that may be owed by Parent pursuant to the Merger Agreement, including any reverse termination fee that may become payable by Parent.

Joint Filing Agreement

The Reporting Persons have entered into a Joint Filing Agreement, dated as of September 18, 2020, a copy of which is attached as Exhibit 1 hereto, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) of the Exchange Act.

CUSIP Number:  92827P102

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS
Exhibit	Description
1
Joint Filing Agreement, dated as of September 18, 2020, by and among Austin Holdco Inc, Austin Topco, Inc., Austin SuperHoldCo, Inc., Austin Aggregator, L.P., Namu Holdings Pte. Limited, Namu Holdings Parent Pte. Limited, Baring Private Equity Asia VII Pte. Limited, Baring Private Equity Asia Fund VII Limited, The Baring Asia Private Equity Fund VII, L.P., Baring Private Equity Asia GP VII, L.P., Baring Private Equity Asia GP VII Limited and Jean Eric Salata.

2
Agreement and Plan of Merger, dated as of September 9, 2020, among Austin HoldCo Inc., Austin BidCo Inc. and Virtusa Corporation (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Virtusa Corporation with the Securities and Exchange Commission on September 11, 2020).

3
Voting Agreement, among Austin HoldCo Inc. and the persons listed on Schedule A thereto (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Virtusa Corporation with the Securities and Exchange Commission on September 11, 2020).

CUSIP Number:  92827P102
SIGNATURES
After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: September 18, 2020

AUSTIN HOLDCO INC.

By:	/s/ KIRTI HARIHARAN
Name:	Kirti Hariharan
Title:	President

AUSTIN TOPCO, INC.

By:	/s/ KIRTI HARIHARAN
Name:	Kirti Hariharan
Title:	President

AUSTIN SUPERHOLDCO, INC.

By:	/s/ KIRTI HARIHARAN
Name:	Kirti Hariharan
Title:	President

AUSTIN AGGREGATOR, L.P.

By:	Baring Private Equity Asia GP VII, L.P., as its general partner

By:	Baring Private Equity Asia GP VII Limited, as its general partner

By:	/s/ TEK YOK HUA
Name:	Tek Yok Hua
Title:	Director

NAMU HOLDINGS PTE. LIMITED

By:	/s/ KIRTI HARIHARAN
Name:	Kirti Hariharan
Title:	Director

NAMU HOLDINGS PARENT PTE. LIMITED

By:	/s/ KIRTI HARIHARAN
Name:	Kirti Hariharan
Title:	Director

CUSIP Number:  92827P102

BARING PRIVATE EQUITY ASIA VII PTE. LIMITED

By:	/s/ KIRTI HARIHARAN
Name:	Kirti Hariharan
Title:	Director

BARING PRIVATE EQUITY ASIA FUND VII LIMITED

By:	/s/ TEK YOK HUA
Name:	Tek Yok Hua
Title:	Director

THE BARING ASIA PRIVATE EQUITY FUND VII, L.P.

By:	Baring Private Equity Asia GP VII, L.P., as its general partner

By:	Baring Private Equity Asia GP VII Limited, as its general partner

By:	/s/ TEK YOK HUA
Name:	Tek Yok Hua
Title:	Director

BARING PRIVATE EQUITY ASIA GP VII, L.P.

By:	Baring Private Equity Asia GP VII Limited, as its general partner

By:	/s/ TEK YOK HUA
Name:	Tek Yok Hua
Title:	Director

BARING PRIVATE EQUITY ASIA GP VII LIMITED

By:	/s/ TEK YOK HUA
Name:	Tek Yok Hua
Title:	Director

JEAN ERIC SALATA

/s/ JEAN ERIC SALATA

CUSIP Number:  92827P102
SCHEDULE A
Directors and Executive Officers
The following table sets forth the name, citizenship, business address and present principal occupation of each director and executive officer of Parent, Austin Topco, Austin Holdco, Namu, Namu Parent, Baring Pte, Baring Limited and Baring GP Limited.

Austin Holdco Inc., Austin Topco, Inc., Austin SuperHoldCo, Inc.

The names and present principal occupations of the directors and executive officers of Austin Holdco Inc., Austin Topco, Inc., Austin SuperHoldCo, Inc. are set forth below.

Name (Citizenship)	Present Principal Occupation
Directors
Kirti Hariharan (India) 50 Collyer Quay #11-03/04 OUE Bayfront, Singapore 049321	General Counsel, Baring Private Equity Asia Pte Ltd
Ezekiel Arlin (United States) 3801 Two International Finance Centre, 8 Finance Street, Central, Hong Kong	Managing Director, Baring Private Equity Asia Limited
Executive Officers
Kirti Hariharan (India) 50 Collyer Quay #11-03/04 OUE Bayfront, Singapore 049321	President
Ezekiel Arlin (United States) 3801 Two International Finance Centre, 8 Finance Street, Central, Hong Kong	Vice President, Secretary

Namu Holdings Pte. Limited, Namu Holdings Parent Pte. Limited

The names and present principal occupations of the directors of Namu Holdings Pte. Limited and Namu Holdings Parent Pte. Limited are set forth below.  Namu Holdings Pte. And Namu Holdings Parent Pte. Limited do not have any executive officers.

Name (Citizenship)	Present Principal Occupation
Directors
Giridhar Veera Raghavan (India) 50 Collyer Quay #11-03/04 OUE Bayfront, Singapore 049321	Director, Baring Private Equity Asia Pte Ltd
Kirti Ram Hariharan (India) 50 Collyer Quay #11-03/04 OUE Bayfront, Singapore 049321	General Counsel, Baring Private Equity Asia Pte Ltd
Robert Patrick Ryan (Ireland) 50 Collyer Quay #11-03/04 OUE Bayfront, Singapore 049321	Director, Baring Private Equity Asia Pte Ltd

CUSIP Number:  92827P102

Baring Private Equity Asia VII Pte. Limited

The names and present principal occupations of the directors and executive officers of Baring Private Equity Asia VII Pte. Limited are set forth below.  Baring Private Equity Asia VII Pte. Limited does not have any executive officers.

Name (Citizenship)	Present Principal Occupation
Directors
Giridhar Veera Raghavan (India) 50 Collyer Quay #11-03/04 OUE Bayfront, Singapore 049321.	Director, Baring Private Equity Asia Pte Ltd
Kirti Ram Hariharan (India) 50 Collyer Quay #11-03/04 OUE Bayfront, Singapore 049321.	General Counsel, Baring Private Equity Asia Pte Ltd

Baring Private Equity Asia Fund VII Limited

The names and present principal occupations of the directors and executive officers of Baring Private Equity Asia Fund VII Limited are set forth below.  Baring Private Equity Asia Fund VII Limited does not have any executive officers.

Name (Citizenship)	Present Principal Occupation
Directors
Tek Yok Hua (Singapore) 50 Collyer Quay #11-03/04 OUE Bayfront, Singapore 049321	Director, Baring Private Equity Asia Pte Ltd
VSG Cayman Limited (Cayman Islands) 9 Raffles Place, #26-01 Republic Plaza, Singapore 048619	Corporate Director

Baring Private Equity Asia GP VII Limited

The names and present principal occupations of the directors and executive officers of Baring Private Equity Asia GP VII Limited are set forth below.  Baring Private Equity Asia GP VII Limited does not have any executive officers.

Name (Citizenship)	Present Principal Occupation
Directors
Tek Yok Hua (Singapore) 50 Collyer Quay #11-03/04 OUE Bayfront, Singapore 049321	Director, Baring Private Equity Asia Pte Ltd
Lynden Rees John (United Kingdom) P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 - 1205, Cayman Islands	Director, Vistra (Cayman) Limited

CUSIP Number:  92827P102
SCHEDULE B
TRANSACTIONS EFFECTED DURING THE PAST 60 DAYS
All of the below transactions in the Common Stock were open market purchases by Namu Holdings Pte. Limited, traded in the ordinary course over the NASDAQ Stock Market. Each price excludes brokerage commissions.

Trade Date	Number of Shares	Price per Share
7/20/2020	11,462	$32.5702
7/21/2020	11,756	$32.5984
7/22/2020	36,874	$32.8760
7/23/2020	200	$32.8200
7/24/2020	16,557	$32.8985
7/27/2020	1,127	$32.8947

CUSIP Number:  92827P102
EXHIBIT 1

JOINT FILING AGREEMENT
This Agreement is made this 18th day of September, 2020, by and among each of the undersigned.
WHEREAS, each of the undersigned is required to file Schedule 13D with respect to ownership of securities in Virtusa Corporation;
NOW, THEREFORE, in accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the undersigned agree to file only one Schedule 13D reflecting their combined beneficial ownership of securities in Virtusa Corporation.
This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

CUSIP Number:  92827P102
IN WITNESS WHEREOF, each of the undersigned has executed this Joint Filing Agreement as of the date first written above.

AUSTIN HOLDCO INC.

By: /s/ KIRTI HARIHARAN ___
Name: Kirti Hariharan
Title:   President

AUSTIN TOPCO, INC.

By: /s/ KIRTI HARIHARAN
Name: Kirti Hariharan
Title:   President

AUSTIN SUPERHOLDCO, INC.

By: /s/ KIRTI HARIHARAN
Name: Kirti Hariharan
Title:   President

AUSTIN AGGREGATOR, L.P.

By: Baring Private Equity Asia GP VII, L.P., as its general partner

By: Baring Private Equity Asia GP VII Limited, as its general partner

By: /s/ TEK YOK HUA
Name: Tek Yok Hua
Title:   Director

NAMU HOLDINGS PTE. LIMITED

By: /s/ KIRTI HARIHARAN
Name: Kirti Hariharan
Title:   Director

NAMU HOLDINGS PARENT PTE. LIMITED

By: /s/ KIRTI HARIHARAN
Name: Kirti Hariharan
Title:   Director

BARING PRIVATE EQUITY ASIA VII PTE. LIMITED

By: /s/ TEK YOK HUA
Name: Tek Yok Hua
Title:   Director

BARING PRIVATE EQUITY ASIA FUND VII LIMITED

By: /s/ TEK YOK HUA
Name: Tek Yok Hua
Title:   Director

CUSIP Number: 92827P102

THE BARING ASIA PRIVATE EQUITY FUND VII, L.P.

By: Baring Private Equity Asia GP VII, L.P., as its general partner

By: Baring Private Equity Asia GP VII Limited, as its general partner

By: /s/ TEK YOK HUA
Name: Tek Yok Hua
Title:   Director

BARING PRIVATE EQUITY ASIA GP VII, L.P.

By: Baring Private Equity Asia GP VII Limited, as its general partner

By: /s/ TEK YOK HUA
Name: Tek Yok Hua
Title:   Director

BARING PRIVATE EQUITY ASIA GP VII LIMITED

By: /s/ TEK YOK HUA
Name: Tek Yok Hua
Title:   Director

JEAN ERIC SALATA

/s/ JEAN ERIC SALATA